Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Years ended December 31,			Nine months ended September 30,
	2013	2012	2011	2014
	(in thousands)
Loss from continuing operations	$(42,944)	$(22,393)	$(17,037)	$(38,925)
Add back: fixed charges	424	493	487	208

Total loss from continuing operations	(42,520)	(21,900)	(16,550)	(38,717)

Fixed charges:
Interest expense	229	421	421	57
Noncash interest and other	195	72	66	151

Total fixed charges	424	493	487	208

Ratio of earnings to fixed charges	*	*	*	*
Deficiency of earnings available to cover fixed charges (1)	$(42,944)	$(22,393)	$(17,037)	$(38,925)

*	Less than one to one coverage.
(1)	Losses in each period. Insufficient earnings to cover fixed charges by the amounts indicated.